PGIM Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

October 1, 2017

The Board of Trustees
Prudential Investment Portfolios 8
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Investment Portfolios 8 / Prudential QMA Stock Index Fund

To the Board of Trustees:

PGIM Investments LLC (PGIM Investments) has contractually agreed through January 31, 2019 to waive a portion of its management fee so that the effective management fee for the Fund will be 0.08% of the average daily net assets of the Fund. This waiver may not be terminated prior to January 31, 2019 without the prior approval of the Fund’s Board of Trustees. Separately, PGIM Investments has contractually agreed, through January 31, 2020, to limit transfer agency, shareholder servicing, sub-transfer agency, and blue sky fees, as applicable, to the extent that such fees cause the Total Annual Fund Operating Expenses to exceed 0.18% of average daily net assets for Class Q shares. This contractual expense limitation excludes interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Fees and/or expenses waived and/or reimbursed by PGIM Investments may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. This expense limitation may not be terminated prior to January 31, 2020 without the prior approval of the Fund's Board of Trustees.

Very truly yours,

PGIM INVESTMENTS LLC
By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President